Exhibit 99.1

 Leishen Energy Holding Co., Ltd. Announces Partial Exercise of the Underwriters’ Over-Allotment Option in Connection with its Initial Public Offering

Beijing, China, January 8, 2025 — Leishen Energy Holding Co., Ltd. (the “Company”), (Nasdaq: LSE), a China-based provider of clean-energy equipment and integrated solutions for the oil and gas industry, today announced that it closed the sale of an additional 150,000 ordinary shares of the Company, pursuant to the partial exercise of the underwriters’ over-allotment option granted in connection with the Company’s initial public offering, at the IPO price of $4.00 per share, less underwriting discounts. As a result, the Company has raised aggregate gross proceeds of $6,100,000, including the previously announced IPO gross proceeds of $5,500,000, prior to deducting underwriting discounts and commissions and offering expenses payable by the Company.

The shares described above were offered by the Company pursuant to a registration statement on Form F-1, as amended (File Number: 333-282433), that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2024. The offering was made only by means of a prospectus, forming a part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained from Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, Attention: Eric Newman, or by calling (212) 393-4500 or emailing info@dominarisecurities.com or from the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Leishen Energy Holding Co., Ltd.

The Leishen Group was founded in 2007 and is a China-based provider of clean-energy equipment and integrated solutions for the oil and gas industry, with a commitment to providing customers with high-performance, safe and cost-effective energy solutions. Our major lines of business include (i) sale of clean-energy industry; (ii) new energy production and operation; (iii) digitalization and integration equipment; and (iv) oil and gas engineering technical services. At present, the Group holds more than 70 patents and software copyrights, forming a comprehensive ecosystem of core technical capabilities. Currently, our business operations have expanded beyond the PRC to Central Asia, and Southeast Asia, and our service abilities and quality have been widely recognized and praised by foreign customers. Efficient, safe and energy-saving equipment combined with professional technical services have enabled our brand to gain positive attention and recognition from our customers and enabled us to become a well-known equipment and services provider in the oil and gas industry. For more information, please visit the Company’s website: www.r-egroup.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s share offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Investor Relations Department

Email: ir@r-egroup.com